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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

        Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

        March 29, 2002

Sonera Corporation

(Name of Filer)

Sonera Corporation

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

        THE FOLLOWING IS A SLIDE PRESENTATION USED BY SONERA CORPORATION BEGINNING ON MARCH 26, 2002.

A POWERFUL COMBINATION
CONFERENCE CALL VERSION

Tapio Hintikka, Chairman of the Board

A powerful combination

  •
  Telia and Sonera have agreed to merge

  •
  Creation of the leading Nordic and Baltic operator

  •
  Strong financial resources and cash flow

  •
  Significant synergies

  •
  Profitable growth opportunities in Russia and Eurasia

  •
  Footprint and customer base will attract best of breed partners

  •
  Partner for future consolidation

Key terms of the transaction

  •
  1.51440 new Telia shares for each Sonera share through a public tender offer

  •
  Telia shareholders will own 64% of the combined company and Sonera shareholders will own 36%

  •
  Domiciled and headquartered in Sweden

  •
  Listed in Stockholm, Helsinki and USA

  •
  The Swedish Government is committed to voting in favour of the capital increase, and the Finnish Government to accept the tender offer

  •
  The transaction is subject to regulatory approval and 90% acceptances

Nordic and Baltic leadership

Transaction timing

• Regulatory and competition filings	May
• SEC Registration	May
• Anticipated posting of tender document	May
• Potential expiry of tender offer	June
• Anticipated closing	June/July

Clear strategy to enhance value

  •
  Improved cash flow from operations from enlarged home market

      —    Cost and capital expenditure efficiency programmes

      —    Baltic consolidation

      —    Synergy implementation

  •
  Innovative service development over enlarged home market

      —    Leader in wireless data

      —    Combined R&D

      —    Partner of choice

  •
  International growth based on proven GSM technology in Russia and Eurasia

  •
  Enhanced competitive positioning and abilities

  •
  Open to future consolidation opportunities

Sonera's key actions

Ongoing 2002

1.
Execute commitment and eliminate additional expenditure in international 3G joint-ventures and operations

2.
Radical scale-down and restructuring of Services while retaining the innovative strengths

3.
Improve customer focus

4.
Capitalise on best-of-breed Finnish mobile business to develop capital-efficient transition from 2.5G to 3G for new growth

5.
Improve overall cash flows from operations

6.
Drive forward asset disposals, but avoid "fire-sales"

Telia's key actions

Ongoing 2002

1.
Continue rationalisation of the sales organisation and increased customer focus

2.
Streamline service portfolio

3.
Strong focus on reassessing all ongoing and new development projects

4.
Continue to improve operational performance in Danish mobile

5.
Extract synergies from Nordic operations

6.
Transform International Carrier into a financially viable operation: Eliminate cash flow losses through strong sales focus with a minimum of further capex

7.
Continue strong broadband roll-out

Near term implementation priorities

Combined company's additional key actions

1.
Exit Telia's Finnish mobile business

2.
Consolidate Baltic operator footprint

3.
Develop unified pan-Nordic and Baltic services

4.
Implement synergy plans and integration as catalyst for improved performance

Substantial and realisable synergies

Corporate governance

  •
  Independent Board

      —    Nomination Committee of two Chairmen

      —    Only professional appointments

  •
  Structure

      —    9 non-executive Board members

      —    Chairman Mr Tapio Hintikka

      —    Deputy Chairman Mr Lars-Eric Petersson

      —    Initial Board will include:

      •
      Chairmen of Sonera and Telia

      •
      Additional 6 members of the existing Boards (3 for each of Sonera and Telia)

      •
      1 new outside director appointed

  •
  At the AGM 2003, 2 new outside directors will be appointed

  •
  Chairmen will play an active role in integration and implementation of change

      —    Initial term up to AGM 2005

  •
  Full support from both Boards and management teams

  •
  Full support from the Finnish and Swedish Governments

  •
  New CEO from outside the two companies

  •
  Harri Koponen Deputy CEO

Full support from major shareholders

  •
  Finnish Government has committed to accept exchange offer

  •
  Swedish Government has committed to vote in favour of exchange offer at EGM

  •
  Subject to market conditions, the Governments intend to reduce shareholding over five years

  •
  Governments supportive of consolidation in the industry

Additional Information

        The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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A POWERFUL COMBINATION CONFERENCE CALL VERSION Tapio Hintikka, Chairman of the Board
Additional Information